UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**FORM 4**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name **and** Ticker or Trading Symbol<br><br>**SAFE ID CORPORATION (MYID)** | | 6. Relationship of Reporting Person(s) to Issuer<br>(Check all applicable)<br>**X**_ Director _**X** 10% Owner<br>_**X**_ Officer (give title below)<br>__Other (specify below)<br>**Secretary** |
|---|---|---|---|
| (Last)(First)(Middle)<br>**Morginn, Lance** | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year<br><br>**8/23/2002** | 7. Individual or Joint/Group Reporting<br>(check applicable line)<br><br>**X** Form Filed by One Reporting Person<br><br>___ Form Filed by More than One Reporting Person |
| (Street)<br>**3248 1st Ave. W.<br>Vancouver, B.C.<br>Canada V6K 1H5** | | 5. If Amendment, Date of Original (Month/Year) | |

| (City)(State)(Zip) | Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 1. Title of Security (Inst. 3) | 2. Trans action Date (Month/Day/ Year) | 3. Transaction Code (Inst. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4) | | 6. Owner-ship Form: Direct (D) or Indirect (I) (Inst. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
| | | Code | V | Amount | (A) or (D) | Price | | | | |
| Common Stock | 8/23/2002 | S | | 451,600 | D | $0.01 | Common Stock | 2,000,000 | D | |
| Common Stock | 8/23/2002 | S | | 748,400 | D | $0.01 | Common Stock | 2,000,000 | D | |
| Common Stock | 8/23/2002 | S | | 748,400 | D | $0.01 | Common Stock | 2,000,000 | D | |
| Common Stock | 8/23/2002 | S | | 451,600 | D | $0.01 | Common Stock | 2,000,000 | D | |
| Common Stock | 8/23/2002 | S | | 1,600,000 | D | $0.01 | Common Stock | 2,000,000 | D | |
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**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**
**(*e.g.*, puts calls warrants options, convertible securities)**

| 1. Title of Derivative Security (Inst. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/ Day/ Year) | 4. Transaction Code (Inst. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Inst. 3 and 4) | | 8. Price of Derivative Security (Inst. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Month (Inst. 4) | 10. Ownership of Derivative Securities Beneficially Owned at End of Month (Inst. 4) | 11. Nature of Indirect Beneficial Ownership (Inst. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

**/S/ LANCE MORGINN** **<u>8/26/2002</u>**
Lance Morginn Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.